Exhibit 14

                          MILLENIUM HOLDING GROUP INC.

                                 CODE OF ETHICS

                                    PREAMBLE

This Code of Ethics was designed by MILLENIUM HOLDING GROUP INC to govern the way in which we will operate on a daily basis. This Code of Ethics applies to each and every one of our employees, officers, and directors.

                                   DEFINITIONS

"We" consists of all of our employees, officers, and directors.

The "Company" is MILLENIUM HOLDING GROUP, Inc.

The "Commission" is the United States Securities and Exchange Commission.

                                BASIC PRINCIPLES

1. We will conduct ourselves honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.   We  will  avoid  conflicts  of  interest,   including   disclosure  to  the
     appropriate persons of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

3. We will provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the Commission and in all other public communications we make.

4.   We  will  comply  with  all  applicable   governmental   laws,   rules  and
     regulations.

5. We will promptly report violations of this Code of Ethics to the appropriate person within the Company as described specifically below.

6.   We accept accountability for adherence to this Code of Ethics.

                               SPECIFIC SITUATIONS

CONFLICTS OF INTEREST. A "conflict of interest" occurs when an individual's private interest interferes in any way, or even appears to interfere, with the interests of the Company as a whole. A situation creating a conflict can arise when an employee, officer or director takes actions or has interests that may
make  it  difficult  to  perform  his  or  her  Company  work   objectively  and
effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are of special concern. Additionally, you way not work for or receive payments of any kind from any competitor, customer, distributor or supplier of the Company without prior approval of Company's management.
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We will be alert and  sensitive  to any  interest  that might be  considered  to conflict with the best interests of the Company. If you or one of your family members, directly or indirectly, has a financial or personal interest in a
contract  or  transaction  to  which  the  Company  is  a  party,   or  you  are
contemplating entering into a transaction that involves use of Company assets or could compete with the Company, you must disclose this situation as soon as you become aware of it to your immediate supervisor. Please disclose your interest and describe all material facts concerning the matter known to you, including the estimated time frame for the transaction if known. If appropriate, supervisors will report any such situations to the President of the Company. If necessary, the President of the Company will report any such situation to the Board of Directors who will, in conjunction with the Company's legal counsel, make a determination of whether or not the situation is a conflict of interest. You should not take any actions until you are advised of the decision. The Company will be sensitive to the time frames you disclose to us.

The Company promotes disclosure of any and all questionable situations. The Company will not retaliate and will not permit any of its employees, directors, or officers to retaliate against you for such disclosure.

CORPORATE OPPORTUNITIES. We are prohibited from (a) taking for ourselves, personally, opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company. We owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you believe that a contemplated transaction might be found to be a corporate opportunity, you should make full disclosure to your supervisor or manager and seek Company authorization to pursue the opportunity before pursuing the opportunity.

CONFIDENTIALITY. We must maintain the confidentiality of information entrusted to us by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

FAIR DEALING. We will endeavor to deal fairly with the Company's customers, suppliers, competitors and employees. We will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or use any other unfair-dealing practice.

PROTECTION AND PROPER USE OF COMPANY ASSETS. We will protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets must be used for legitimate business purposes.

COMPLIANCE WITH LAWS,  RULES AND REGULATIONS  (INCLUDING  INSIDER TRADING LAWS).
The Company promotes compliance with laws, rules and regulations, including insider trading laws. Insider trading is trading or tipping others to trade in securities of our Company or any other Company based on information, which is not available to the public. Insider trading is both unethical and illegal and will be dealt with firmly. We ARE required to comply with all applicable laws and regulations wherever we do business. Perceived pressures from supervisors or demands due to business conditions are not excuses for violating the law. If you have any questions or concerns about the legality of an action, you should bring such questions or concerns to your supervisor. If you feel you cannot discuss your concerns with your supervisor, please bring them to the President of the Company.
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ACCURACY  OF COMPANY  RECORDS  AND  REPORTS.  The  Company  requires  honest and accurate recording and reporting of information. This includes such data as quality, safety, and personnel records, as well as all business and financial records and reports filed with the Commission. All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to the Company's system of internal controls. No false or artificial entries may be made.

ENCOURAGING THE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR. The Company promotes ethical behavior. The Company encourages you to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, you should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. The Company will not allow retaliation for reports made in good faith.

                                   CONCLUSION

No Code of Ethics of or Code Conduct can cover every situation that might arise in a company. This Code is designed to let you know our basic guiding principles and provide explanation on how to handle various situations. If you have questions on any situation, whether or not described in this document, please ask. The first place to turn is your immediate supervisor or manager. If you are uncomfortable discussing a situation with your immediate supervisor or manager, you may go to anyone in management whom you feel comfortable with, including the President of the Company. We cannot stress our final point enough: "When in doubt, ask."

Adopted by the Board of Directors on May 5, 2003.